NO ACT

PE
12-28-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010627

February 24, 2010

Received SEC
FEB 24 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-24-2010

Elliott V. Stein
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 28, 2009

Dear Mr. Stein:

This is in response to your letters dated December 28, 2009, February 3, 2010 and February 17, 2010 concerning the shareholder proposal submitted to McGraw-Hill by Kenneth Steiner. We also have received letters on the proponent's behalf dated January 1, 2010, February 1, 2010, February 12, 2010 and February 22, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 28, 2009

The proposal requests that the board undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of the shares outstanding.

We are unable to concur in your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

We are unable to concur in your view that McGraw-Hill may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that McGraw-Hill may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jan Woo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Kenneth Steiner's Rule 14a-8 Proposal
McGraw-Hill Companies (MHP)
Written Consent Topic

Ladies and Gentlemen:

This further responds to the December 28, 2009 request to block this rule 14a-8 proposal, supplemented February 3, 2010 yet not received until 9-days on later February 12, 2010 – although the company had the email address of the shareholder party. The company also submitted a February 17, 2010 supplement.

The company does not address the second sentence of § 615 when it is reduced to its basic elements: In addition, this paragraph shall not be construed to alter any section in a certificate consistent with the written consent of less than all outstanding shares is sufficient for corporate action.

New York Business Corporations Law Section 615 - Written Consent Of Shareholders, Subscribers Or Incorporators Without A Meeting.
§ 615. Written consent of shareholders, subscribers or incorporators without a meeting.
(a) Whenever under this chapter shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon or, if the certificate of incorporation so permits, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
In addition, this paragraph shall not be construed to alter or modify the provisions of any section or any provision in a certificate of incorporation not inconsistent with this chapter under which the written consent of the holders of less than all outstanding shares is sufficient for corporate action.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

WACHTELL, LIPTON, ROSEN & KATZ
51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

February 17, 2010

BY EMAIL TO ***shareholderproposals@sec.gov***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw-Hill Companies, Inc.
<u>Securities Exchange Act of 1934; Rule 14a-8</u>

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw-Hill Companies, Inc. (the "Company"), in response to a letter, dated February 12, 2010, submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal (the "Proposal") submitted by the Proponent for inclusion in the Company's 2010 proxy statement and form of proxy (collectively, the "Proxy Materials"). A copy of Mr. Chevedden's February 12, 2010, letter is attached hereto as Exhibit A (the "Chevedden Letter of February 12, 2010").

On December 28, 2009, we submitted a letter (the "Request Letter") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Commission that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials. The Chevedden Letter of February 12, 2010 is a further response of Mr. Chevedden, as the Proponent's proxy, to the Request Letter. In accordance with Staff Legal Bulletin No. 14D

(Nov. 7, 2008), this letter is being submitted by email to *shareholderproposals@sec.gov*. A copy of this letter is simultaneously being sent to the Proponent and Mr. Chevedden, as the Proponent's proxy.

* * * * * *

We wish to respond briefly to Mr. Chevedden's letter of February 12, because it asserts a reading of the New York corporate statute that is simply wrong.

Mr. Chevedden quotes Section 615(a) of the New York Business Corporation Law in support of his contention that there is no requirement of consistency between the voting requirements applicable to written consent and those applicable to voting at a shareholder meeting. Although the consistency requirement is clearly set forth in the first sentence of Section 615(a), apparently Mr. Chevedden believes the consistency requirement is undercut by the second sentence of Section 615(a), which reads, "In addition, this paragraph shall not be construed to alter or modify the provisions of any section or any provision in a certificate of incorporation <u>not inconsistent with this chapter</u> under which the written consent of the holders of less than all outstanding shares is sufficient for corporate action." (Emphasis supplied).

Mr. Chevedden's reading is incorrect. The second sentence of Section 615(a) predates the 1997 amendment (effective in 1998) to Section 615(a) that first explicitly authorized less-than-unanimous written consent in New York corporations. Commentary on the 1997 amendment makes clear that the effect of the amendment was that New York "retained the common law presumption [of unanimous written consent only], permitting corporations to opt out only by charter amendment and only by reducing the percentage of votes needed to that which would have been sufficient to approve the proposal at an actual meeting." *Recent Development in New York Law*, 72 St. Johns L. Rev. 695 (1998). The reading suggested by Mr. Chevedden would create a situation in which the method of shareholder action could significantly change a substantive right, a result that makes no sense as a policy matter, and nothing in the legislative history of the 1997 amendment suggests that such a radical result was intended by the legislature.

In the event the Staff would like us to provide an opinion of counsel on this point, please consider this letter to express our opinion that Section 615(a) of the NYBCL requires consistency between the voting standards applicable to the different mechanisms of shareholder action (i.e., written consent and voting at a meeting). Accordingly, the Proponent's Proposal is in conflict, as described in our Request Letter, with the proposals being submitted by the Company at the Annual Meeting.

* * * * * *

We respectfully submit, for the foregoing reasons and for the other reasons set forth in our Request Letter, that the Proposal may be omitted in accordance with Exchange Act Rules 14a-8(i)(9) and 14a-8(i)(3). If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,



Elliott V. Stein

cc: Mr. Kenneth Steiner
Mr. John Chevedden

Exhibit A

Chevedden Letter of February 12, 2010

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 12, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Kenneth Steiner's Rule 14a-8 Proposal
McGraw-Hill Companies (MHP)
Written Consent Topic

Ladies and Gentlemen:

This further responds to the December 28, 2009 request to block this rule 14a-8 proposal, supplemented February 3, 2010 yet not received until 9-days on later February 12, 2010 – although the company had the email address of the shareholder party.

This proposal requests "that our board of directors undertake such steps as may be necessary to *permit* shareholders to act by the written consent of a majority of our shares outstanding." This proposal does not call for a majority of our shares outstanding to apply to every method of shareholder approval. And the following New York Business Corporations Law Section 615 text reconciles written consent with other methods of shareholder approval.

New York Business Corporations Law Section 615 - Written Consent Of Shareholders, Subscribers Or Incorporators Without A Meeting.
§ 615. Written consent of shareholders, subscribers or incorporators without a meeting.
(a) Whenever under this chapter shareholders are required or permitted to take any action by vote, such action may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of all outstanding shares entitled to vote thereon or, if the certificate of incorporation so permits, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.
In addition, this paragraph shall not be construed to alter or modify the provisions of any section or any provision in a certificate of incorporation not inconsistent with this chapter under which the written consent of the holders of less than all outstanding shares is sufficient for corporate action.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

[MHP: Rule 14a-8 Proposal, November 12, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merits of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our CEO Harold McGraw received more than half a million dollars in "all other compensation," which is an unusually high figure according to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. This sum included contributions to a 401(k) plan, personal private jet travel, financial counseling and tax return preparation. This level of payment, which was not performance related, raised concerns about the board's decisions regarding the link between executive pay and shareholder interest. Plus only 37% of CEO pay was incentive based.

Pedro Aspe, Sidney Taurel, Robert McGraw, Linda Koch Lorimer and Harold McGraw each had 13 to 22 years director tenure – independence concern. Additionally directors with more than 13-years tenure were assigned to 5 of 9 seats on our key executive pay and nomination committees.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

February 3, 2010

BY EMAIL TO ***shareholderproposals@sec.gov***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw-Hill Companies, Inc.
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw-Hill Companies, Inc. (the "Company"), in response to a letter, dated February 1, 2010, submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") to the Securities and Exchange Commission (the "Commission") regarding a shareholder proposal (the "Proposal") submitted by the Proponent for inclusion in the Company's 2010 proxy statement and form of proxy (collectively, the "Proxy Materials"). A copy of Mr. Chevedden's February 1, 2010, letter is attached hereto as Exhibit A (the "Chevedden Response Letter").

On December 28, 2009, we submitted a letter (the "Request Letter") on behalf of the Company to request confirmation from the Staff of the Division of Corporation Finance (the "Staff") of the Commission that it would not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials. The Chevedden Response Letter is the response of Mr. Chevedden, as the Proponent's proxy, to the Request Letter. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being submitted by email to *shareholderproposals@sec.gov*. A copy of this letter is simultaneously being sent to the Proponent and Mr. Chevedden, as the Proponent's proxy.

* * * * * *

We are of the view that Mr. Chevedden's arguments, as set forth in the Chevedden Response Letter, are flawed and do not effectively address our arguments in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the Proxy Materials pursuant to Exchange Act Rules 14a-8(i)(9) and 14a-8(i)(3).

Mr. Chevedden states that the Proposal is not intended to have any effect on how shareholders act outside the context of written consent, thus suggesting that there is no conflict between the Proposal and the Company's proposals. However, under Section 615 of the New York Business Corporation Law ("NYBCL"), the Proposal cannot be implemented without such an effect. Section 615 requires that a less-than-unanimous written consent be "signed by the holders of outstanding shares having not less than the minimum number of shares that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted." NYBCL § 615(a). Thus, the requirements for action at a meeting and action by written consent are linked as a matter of state law. The Company's proposals will replace the existing supermajority provisions with a requirement that the relevant corporate action be approved by a majority of the voting power of all outstanding shares having the right to vote on the matter, together with any separate class votes required by law or the terms of any outstanding preferred shares. This is a different standard from the "majority of our shares outstanding" standard contained in the Proposal, and could result in the same underlying votes being tallied in a diametrically opposite way. As a result, the Proposal and the Company's proposals present the Company's shareholders with an alternative and conflicting decision.

Furthermore, Mr. Chevedden's statement that the Company is being "sneaky" is completely groundless and is premised on a misunderstanding of the proxy rules and the Staff's interpretation of them. Mr. Chevedden seems to suggest that precedents cited in our Request Letter are not relevant, because the Company's proposals and the proponent's Proposal are not, as Mr. Chevedden states, "on the very same topic." However, as explained in our Request Letter, the exclusion for overlapping proposals does not require an exact coincidence of proposals. *See* Exchange Act Release No. 40018, n.27 (May 21, 1998). Both the Company's proposals and the proponent's Proposal have specific effects on how shareholders may grant approval for corporate actions, and, as set forth in our Request Letter and in the preceding paragraph, these effects are inconsistent.

Accordingly, the Company respectfully submits it is entitled to exclude the Proposal under Rule 14a-8(i)(9), and for the other reasons set forth in our Request Letter.

* * * * * *

We respectfully submit, for the foregoing reasons and for the other reasons set forth in our Request Letter, that the Proposal may be omitted in accordance with Exchange Act Rules 14a-8(i)(9) and 14a-8(i)(3). If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,



Elliott V. Stein

cc: Mr. Kenneth Steiner
Mr. John Chevedden

Exhibit A
Chevedden Response Letter

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Kenneth Steiner's Rule 14a-8 Proposal
McGraw-Hill Companies (MHP)
Written Consent Topic

Ladies and Gentlemen:

This further responds to the December 28, 2009 request to block this rule 14a-8 proposal.

Contrary to the company argument this proposal does not call for the same standard of shareholder approval for written consent to be applied any other type of shareholder approval. This proposal does not request that the written consent approval standard migrate or be transferred to any other type of shareholder approval.

One point not sufficiently addressed in the no action request is the unusual factor of the company seeking to exclude a rule 14a-8 written consent proposal through a company simple-majority proposal. There is a sneaky aspect to the company not acknowledging this distinction. The company cites no precedent of a rule 14a-8 proposal being blocked by a company proposal on a separate topic.

Usually no action requests involve a shareholder proposal and company proposal on the very same topic – which is not the case here. Thus the claimed company precedents may at least be more distant than they appear.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc:
Kenneth Steiner
Scott Bennett <scott_bennett@mcgraw-hill.com>

[MHP: Rule 14a-8 Proposal, November 12, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merits of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our CEO Harold McGraw received more than half a million dollars in "all other compensation," which is an unusually high figure according to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. This sum included contributions to a 401(k) plan, personal private jet travel, financial counseling and tax return preparation. This level of payment, which was not performance related, raised concerns about the board's decisions regarding the link between executive pay and shareholder interest. Plus only 37% of CEO pay was incentive based.

Pedro Aspe, Sidney Taurel, Robert McGraw, Linda Koch Lorimer and Harold McGraw each had 13 to 22 years director tenure – independence concern. Additionally directors with more than 13-years tenure were assigned to 5 of 9 seats on our key executive pay and nomination committees.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Kenneth Steiner's Rule 14a-8 Proposal
McGraw-Hill Companies (MHP)
Written Consent Topic

Ladies and Gentlemen:

This responds to the December 28, 2009 no action request.

One point not sufficiently addressed in the no action request is the unusual factor of the company seeking to exclude a rule 14a-8 written consent proposal through a company simple-majority proposal. There is a sneaky aspect to the company not acknowledging this distinction.

Usually no action requests involve a shareholder proposal and company proposal on the very same topic – which is not the case here. Thus the claimed company precedents may at least be more distant than they first appear.

A further response is under preparation.

Sincerely,



John Chevedden

cc:
Kenneth Steiner

Scott Bennett <scott_bennett@mcgraw-hill.com>

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

December 28, 2009

BY EMAIL TO *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The McGraw-Hill Companies, Inc.
Securities Exchange Act of 1934; Rule 14a-8

Ladies and Gentlemen:

This letter is submitted on behalf of The McGraw-Hill Companies, Inc. (the "Company"), a New York corporation, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 12, 2009, the Company received a letter, dated October 20, 2009, from Kenneth Steiner (the "Proponent") requesting that the Company include a shareholder proposal (the "Proposal") in the Company's 2010 proxy statement and designating John Chevedden as his proxy. A copy of the Proponent's letter and the Proposal is attached hereto as Exhibit A.

The resolution contained in the Proposal provides:

> RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

This letter sets forth the reasons for the Company's belief that it may omit the Proposal from the proxy statement and form of proxy (collectively, the "Proxy Materials") relating to the Company's 2010 annual meeting of shareholders (the "Annual Meeting") pursuant to Exchange Act Rules 14a-8(i)(9) and 14a-8(i)(3). In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being submitted by email to *shareholderproposals@sec.gov*. By copy of this letter, the Company is notifying the Proponent and Mr. Chevedden, as the Proponent's proxy, of its intention to omit the Proposal from the Proxy Materials.

The Company intends to file its definitive 2010 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about March 19, 2010, and the Annual Meeting is expected to occur on or about April 28, 2010. Printing of the definitive Proxy Materials is expected to begin on March 12, 2010. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 calendar days before the Company files its definitive Proxy Materials with the Commission.

GROUNDS FOR EXCLUSION

I. Rule 14a-8(i)(9) – Conflicts with Company's Proposal

Under Rule 14a-8(i)(9), a shareholder proposal may be omitted from a company's proxy statement if the proposal "conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." As set forth below, the Proposal overlaps substantially with one or more items that will be presented by the Board of Directors of the Company (the "Board") for shareholder approval at the Annual Meeting. The appearance in the Proxy Materials of both the Proposal and the Company's proposals would present the opportunity for inconsistent and ambiguous results that Rule 14a-8(i)(9) is designed to prevent.

The Staff has determined that a shareholder proposal may be omitted on this basis where the shareholder proposal and the company proposal present alternative and conflicting decisions for shareholders and submitting both proposals for a shareholder vote could provide inconsistent and ambiguous results. *See, e.g., Becton, Dickinson and Company* (Nov. 12, 2009). As the Commission has noted, the company's proposal and the shareholder's proposal need not be "identical in scope or focus" in order to omit a shareholder proposal from the company's proxy materials under Rule 14a-8(i)(9). *See* Exchange Act Release No. 40018, n.27 (May 21, 1998).

In April 2009, the Company publicly disclosed that it would include in its Proxy Materials a proposal to amend the Company's Certificate of Incorporation to eliminate the supermajority voting requirements to approve certain corporate actions. The Proposal, if adopted, would also require that such supermajority provisions be eliminated. Under the terms of the Proposal, the Board is to "undertake such steps as may be necessary to permit shareholders to act by the written consent of *a majority of our shares outstanding*" (emphasis supplied); in order to allow shareholders to act by written consent of a majority of the shares outstanding, any applicable supermajority provisions, which by definition require a greater than majority vote, must be eliminated, so that the Company does not have one voting standard for action by written consent and another for action at a meeting. As a result, implementation of the Proposal would also require amendments to the Company's Certificate of Incorporation to eliminate the supermajority provisions.

The proposals that the Company will submit to amend the supermajority provisions are, however, inconsistent with the Proposal. The Company's proposals will replace the current supermajority provisions with a requirement that the relevant corporate action be approved by a majority of the voting power of all outstanding shares having the right to vote on the matter, together with any separate class votes required by law or the terms of any outstanding preferred shares. This is a different standard from the "majority of our shares outstanding" standard contained in the Proposal. The crucial difference emerges when the Company has outstanding shares that have less than, or more than, one vote per share on the matter in question, or where there is entitlement to a separate class vote. In such a situation, the two standards could result in the same underlying votes being tallied in diametrically opposite ways. Moreover, the New York Business Corporation Law ("NYBCL") irrevocably gives preferred shares the right to vote as a separate class in certain situations. NYBCL §§ 903(a)(2), 913(c)(2)(A). Although the Company does not currently have preferred shares outstanding, the Board has explicit authority to issue such shares as one or more series of preferred stock. Accordingly, shareholders who vote in favor of the Company's proposals *and* in favor of the Proposal will actually be indicating conflicting preferences for how the supermajority provisions should be amended.

There is, moreover, a second distinct way in which the Company's proposals present the Company's shareholders with a potentially alternative and conflicting decision: if both the Proposal and the Company's proposals are presented to shareholders, shareholders would be able to vote in favor of the Proposal, which entails amending the Certificate of Incorporation to eliminate any supermajority provisions, and against the Company's proposals, thereby expressing opposition to the elimination of such provisions, resulting in a patently inconsistent and ambiguous result. Indeed, there is a heightened risk that a shareholder might vote in favor of the Proposal while opposing the Company's proposal to eliminate the supermajority provisions because, as discussed in Section II of this letter, the Proposal does not disclose that its implementation would require that the supermajority provisions be eliminated.

Such a conflict is confusing for shareholders and may result in an unclear mandate to the Company. *See, e.g., Herley Industries Inc.* (November 20, 2007) (concurring in the exclusion of a shareholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Co.* (April 23, 2007) (concurring in the exclusion of a shareholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%); *SBC Communications, Inc.* (Feb. 2, 1996) (concurring in the exclusion of a shareholder proposal requesting that payment of executive compensation be based on improved corporate performance as evidenced by specific elements of company's financial statements as conflicting with other detailed, specific performance criteria mandated by company's proposed plan).

For the reasons stated above, the proposals present alternative and conflicting decisions for shareholders and could yield inconsistent, ambiguous or inconclusive results. Accordingly, we request that the Staff concur that the Proposal is excludable under Rule 14a-8(i)(9).

II. Rule 14a-8(i)(3) – Contrary to the Commission's Proxy Rules or Regulations

A. *Violation of Proxy Rules – Proposal is Vague and Indefinite*

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB No. 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail.").

The Proposal presents just such a situation. The Proposal is inconsistent with numerous provisions of the Company's Certificate of Incorporation. Some of these inconsistencies are clear to someone who is familiar with the details of the Certificate of Incorporation, but others are subtle and not readily apparent except to someone familiar with the corporation law of New York. Implementation of the Proposal would require the Company to take a number of actions with significant consequences to the Company and its shareholders, and these consequences are neither apparent to a reasonable shareholder nor disclosed in the Proposal or the supporting statement.

First, as noted above, the literal implementation of the Proposal would require substantial amendments (in addition to an amendment to authorize action by less-than-unanimous written consent) to the Company's Certificate of Incorporation, which includes supermajority provisions to approve certain corporate actions in Articles XII and IX, to eliminate those supermajority provisions. Moreover, under existing statutory voting provisions now applicable to the Company, the approval of two-thirds of all outstanding shares entitled to vote is required to effect certain extraordinary transactions. NYBCL §§ 903, 909, 913, 1001.[1] However, under the terms of the Proposal, the Board is to "undertake such steps as may be necessary to permit shareholders to act by the written consent of *a majority of our shares outstanding*" (emphasis supplied); in order to allow shareholders to act by written consent of a majority of the shares outstanding, any applicable supermajority provisions, which by definition require a greater than majority vote, must be eliminated, so that the Company does not have one voting standard for action by written consent and another for action at a meeting. As a result, implementation of the Proposal will require amendments to the Company's Certificate of Incorporation to eliminate the supermajority provisions. But neither the Proposal nor the supporting statement makes any disclosure whatsoever to the Company's shareholders about the necessity of such amendments or the consequences thereof.[2]

Furthermore, the Proposal would have the undisclosed effect of eliminating the Board's authority to issue preferred stock. Currently, Article III of the Company's Certificate of Incorporation gives the Board the authority to issue series of preferred stock with such designations, relative rights, preferences and limitations as the Board determines. Such authority allows the Board to quickly and efficiently raise capital for the Company with customized instruments that are responsive to market conditions. Implicit in the Proposal's requirement that shareholders be able to act by "a majority of our shares outstanding" is that all shares vote together as a single class and that every share has, in effect, one vote. (Note the Proposal's phrasing in terms of "shares" rather than voting power and without any reference to classes or series.) If the Company were ever to issue preferred shares, this consequence of the Proposal would flatly conflict with the statutory requirement that preferred shares are entitled to a separate class vote on certain corporate actions. NYBCL §§ 903(a)(2), 913(c)(2)(A). Thus, implementation of the Proposal would make the issuance of preferred shares impossible. Yet neither the Proposal nor the supporting statement makes any reference to this effect, and a reasonable shareholder could not be expected to understand this aspect of the Proposal independently.

As a result, the Company's shareholders will not know exactly what they are voting to approve, and any action ultimately taken by the Company upon implementation of the Proposal could be significantly different from the actions envisioned by shareholders voting on

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[1] Under each of these statutory provisions, the Company may elect, by amending its Certificate of Incorporation to so provide, that such extraordinary transactions require only majority approval. NYBCL §§ 903, 909, 913, 1001.

[2] The fact that the Company will present proposals at the Annual Meeting to eliminate these supermajority provisions creates the potential conflict discussed in Part I above. There is no assurance that the requisite shareholder approval will be obtained. Some of the amendments require the vote of 75% of the outstanding shares. In the 2009 proxy season, management proposals to eliminate supermajority provisions failed at two companies, the Cheesecake Factory, Inc. and Bob Evans Farms, Inc.

the Proposal. For example, a shareholder could vote in favor of the Proposal, supporting the right to act by written consent, but not realize that the consequence of such a vote will be the elimination of all supermajority provisions, including certain protections afforded by New York law, or the elimination of the Board's authority to issue preferred stock. In voting on the Proposal, the Company's shareholders "are entitled to know precisely the breadth of the proposal on which they are asked to vote." *New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992); *see also Capital One Financial Corp.* (February 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Staff previously has concurred that a proposal may be excluded under Rule 14a-8(i)(3) when it requires significant actions on the part of the company that are not disclosed in the proposal. For example, in *Duke Energy Corp.* (Feb. 8, 2002), a shareholder proposal requested that Duke Energy adopt a policy to transition to a nominating committee composed entirely of independent directors. In concurring that Duke Energy could exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite, the Staff stated, "In this regard, we note that the proposal calls for the creation of a nominating committee but does not adequately disclose this in the proposal and supporting statement." Similarly, here, the Proposal requires the elimination of the supermajority provisions but does not adequately disclose this in the Proposal and supporting statement.

In *Berkshire Hathaway Inc.* (Mar. 2, 2007), the Staff permitted, under rule 14a-8(i)(3), the exclusion of a shareholder proposal that sought to restrict Berkshire from investing in any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order of the President of the United States. Berkshire argued that the proposal was vague and indefinite because neither the proposal nor the supporting statement disclosed to shareholders the substantial restrictions on Berkshire's business activities that the proposal would entail:

> [T]he absence of specific substantive provisions or an accurate summary of provisions [of the applicable Executive Orders] effectively prevents shareholders from understanding what they are being asked to consider. Moreover, there is no indication of the substantial burdens that compliance with the Proposal could impose on Berkshire and its subsidiaries.... On its face, neither the Proposal nor the supporting statement adequately discloses to shareholders the extent to which the Proposal would operate to effectively eliminate Berkshire's and its subsidiaries' foreign investment opportunities.[3]

[3] Further, we note that the Berkshire proponent argued that Berkshire could cure the proponent's inadequate disclosure by providing additional information in the proxy statement. The Staff, in permitting exclusion of the proposal, refused to shift the burden to Berkshire to cure a proponent's inadequate disclosure.

The *Berkshire* letter is directly on point. The Proposal also prevents the Company's shareholders from understanding what they are being asked to consider by failing to make meaningful disclosure about the manner and burden of implementation. *See also ConAgra Foods, Inc.* (July 1, 2004) (permitting exclusion of a shareholder proposal requesting preparation of sustainability reports, on the basis that the proposal was vague and indefinite under Rule 14a-8(i)(3) where the company argued that the proposal "does not inform shareholders of what the company would be required to do if the proposal were approved"); *H.J. Heinz Company* (May 25, 2001) (permitting exclusion of a shareholder proposal that requested full implementation of SA8000 Social Accountability Standards, but did not clearly set forth the obligations that would be imposed on the company); *TJX Companies, Inc.* (March 14, 2001) (same); *Revlon, Inc.* (March 13, 2001) (same); *Kohl's Corporation* (March 13, 2001) (same); *McDonald's Corporation* (March 13, 2001) (same).

The Proponent should be held responsible for presenting a proposal that meets at least a minimum standard of clarity and transparency. Perhaps inadvertently, the Proposal fails to do this, because the actual meaning of the Proposal cannot be understood by a reasonable shareholder from the supporting statement. The Staff explained in SLB No. 14B that it has allowed shareholders to make revisions to their proposals or supporting statements "that are minor in nature and do not affect the substance of the proposal," but that it may be appropriate for companies to "exclude the entire proposal, supporting statement or both as materially false or misleading if a proposal or supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." Because the defects in the Proposal affect the substance of the Proposal and cannot be cured by minor revisions, this is an appropriate case for excluding the entire proposal.

The Proposal would require the Company to take a number of actions that will have significant consequences to the Company and its shareholders, but does not disclose any of the actions or consequences to the Company's shareholders. As a result, the Proposal should be considered vague and indefinite under the Staff's established interpretation of Rule 14a-8(i)(3), and we request that the Staff concur that the Proposal is excludable under the Rule.

B. *Violation of Proxy Rules – Prohibited Tying Arrangement*

In addition, the Proposal is inconsistent with the "unbundling" provisions of Rule 14a-4(a)(3). Rule 14a-4(a)(3) requires the form of proxy to "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." As the Commission explained with respect to Rule 14a-4(a) in Exchange Act Release No. 31326 (Oct. 16, 1992), the rule "prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval."

Part of the inherent complexity of the Proposal comes from the fact that the Proposal addresses two distinct, and logically separate, subjects. On the one hand, it advocates that the Company's shareholders be permitted to act by less-than-unanimous written consent. A proposal addressing this subject alone could certainly be crafted in a manner that would comply with the proxy rules. On the other hand, the Proposal requires repeal of the supermajority voting requirements applicable at the Company, whether by virtue of the Certificate of Incorporation or by the NYBCL. (The second of these two topics was the subject of a 14a-8 proposal at the Company's 2009 Annual Meeting.) It is quite possible that a shareholder could be in favor of only one of these changes, *e.g.*, elimination of the supermajority requirements but not the ability to act by written consent. However, the Proposal forces shareholders to take identical positions on these two distinct issues. Thus the Proposal is also defective under Rule 14a-8(i)(3) because it violates Rule 14a-4(a)(3).

Conclusion

We respectfully submit, for the foregoing reasons, that the Proposal may be omitted in accordance with Rules 14a-8(i)(9) and 14a-8(i)(3). We respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted in its entirety from the Company's 2010 Proxy Materials. Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 403-1228 or fax (212) 403-2228.

Very truly yours,



Elliott V. Stein

cc: Mr. Kenneth Steiner
Mr. John Chevedden

Exhibit A

Proposal and Accompanying Cover Letter

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Rule 14a-8 Proponent since 1995

Mr. Harold McGraw III
Chairman
McGraw-Hill Companies (MHP)
1221 Avenue of the Americas
New York, NY 10020

Dear Mr. McGraw,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,


Kenneth Steiner

10/20/09

Date

cc: Scott Bennett <scott_bennett@mcgraw-hill.com>
Corporate Secretary
PH: 212-512-3998
FX: 212-512-3997
Barbara Taffinder <barbara_taffinder@mcgraw-hill.com>

[MHP: Rule 14a-8 Proposal, November 12, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on shareholders' rights to act by written consent are considered takeover defenses because they may impede the ability of a bidder to succeed in completing a profitable transaction for us or in obtaining control of the board that could result in a higher stock price. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to a reduction in shareholder value.

The merits of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

Our CEO Harold McGraw received more than half a million dollars in "all other compensation," which is an unusually high figure according to The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. This sum included contributions to a 401(k) plan, personal private jet travel, financial counseling and tax return preparation. This level of payment, which was not performance related, raised concerns about the board's decisions regarding the link between executive pay and shareholder interest. Plus only 37% of CEO pay was incentive based.

Pedro Aspe, Sidney Taurel, Robert McGraw, Linda Koch Lorimer and Harold McGraw each had 13 to 22 years director tenure – independence concern. Additionally directors with more than 13-years tenure were assigned to 5 of 9 seats on our key executive pay and nomination committees.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***